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                                                                    Exhibit 99.1

[TRUE NORTH LETTERHEAD]



Date:     February 19, 1997

Contact:  U.S.          Susan Geanuleas:  312/425-6570                      NEWS
                        True North
                        Ed Orgon:         212/681-1700 ext. 102
                        The Torrenzano

          Europe        Harry Reid:       44-171/470-7101
                        True North
                        John Kiely:       44-171/353-9203
                        Lowe Bell Financial


          FOR IMMEDIATE RELEASE


                        PUBLICIS AND TRUE NORTH SETTLE

                          ALL OUTSTANDING DIFFERENCES


CHICAGO, IL -- True North Communications Inc. (NYSE:TNO) and Publicis today announced agreements to create independent global agency networks in a settlement of all outstanding differences concerning their international business alliance.

The boards of the two companies approved the following restructuring of the ownership of their current joint operations:

 .    In Europe, Publicis will sell to True North the stand-alone FCB agencies in
Athens, Lisbon, London, and Paris, cities where Publicis agencies also exist, in exchange for a portion of True North's shareholding in Publicis.FCB Europe. The remaining interest will be converted to an increased True North shareholding in Publicis Communications, the advertising operating unit of Publicis S.A. The four FCB stand-alone agencies will be combined with the recently acquired
Wilkens network to form a separate wholly-owned FCB network in Europe with representation in 19 countries.


                                    -more-
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2/PUBLICIS AND TRUE NORTH SETTLE ALL OUTSTANDING DIFFERENCES

 .    The Publicis.FCB European network will take the name of Publicis Europe and will be wholly owned by Publicis Communication, of which Publicis S.A. will hold 73.5 percent and True North will hold 26.5 percent, compared to the
     20.8 percent it currently holds. Publicis will maintain its 20 percent shareholding in True North. Each company will continue to hold a seat on the other's board of directors.

 .    In other parts of the world, True North will sell to Publicis its interest in the South African agency, The Partnership. In Argentina, Australia and New Zealand, India and Thailand, True North will assist Publicis in establishing its own separate operations, with details announced shortly.

 .    Publicis and FCB will enter into long-term service agreements to serve each other's clients in countries where it is not practical for both to have an agency.

 .    Publicis and FCB have agreed to facilitate alignment of multinational clients within their respective agency networks in accordance with client wishes.

 .    Publicis and True North will seek ways to cooperate on media-buying on a global basis.

 .    Both companies will withdraw their respective legal claims against each other.

Bruce Mason, chairman and chief executive officer of True North said, "Our management team and our outside directors, working in tandem, never lost sight of the primary objective: strike an agreement that provided the best results for our clients. With Maurice Levy sharing the same vision, we clearly accomplished that objective. With these agreements, and our recent acquisition of the Wilkens network in Europe, FCB will have complete control of its own global network, with strong representation in every region of the world."

Maurice Levy, chairman of Publicis, said, "I am delighted that we have been able to settle our differences in ways that satisfy the fundamental needs of our clients. Publicis, with the leading presence in Europe, as well as agencies on all continents, will continue its worldwide expansion through a strong new global network that offers a fresh alternative for multinational advertisers.
I wish True North all good luck in the future."


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